FILE NO: 333-106029

                                                                   CIK # 1174373

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                               AMENDMENT NO. 1 TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 397

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III
         111 West Monroe Street          1 Parkview Plaza
         Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: Units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



                   Preliminary Prospectus Dated June 27, 2003

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 397

                  COMPETITIVE EDGE BEST IDEAS PORTFOLIO 2003-3
                    DIVIDEND INCOME & VALUE PORTFOLIO 2003-3

         The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

         A registration statement relating to the Units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Series 348 (Registration No. 333-89924) as filed on July 22, 2002 and Van Kampen Focus Portfolios, Series 388 (Registration No. 333-103934) as filed on April 10, 2003 and which shall be used as a preliminary prospectus for the current series of the Trust.)




                       CONTENTS OF REGISTRATION STATEMENT

     The Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.3 Consent of independent certified public accountants (to be filed by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 393 (File No. 333-104431) dated May 20, 2003.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 369 (File No. 333-101485) dated December 3, 2002.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 397 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 27th day of June, 2003.

                                         Van Kampen Focus Portfolios, Series 397
                                                        By Van Kampen Funds Inc.


                                                                By GINA COSTELLO
                                                                 ---------------
                                                                  Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on June 27, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman, Chief Executive Officer         )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

David M. Swanson                    Managing Director                         )

                                                               /s/ GINA COSTELLO
                                                                ----------------
                                                             (Attorney-in-fact*)
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         *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.